UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)


     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. 1)*


                     SystemSoft Corporation
                        (Name of Issuer)


                  Common Stock ($.01 par value)
                 (Title of Class of Securities)


                          8871926 10 1
                         (CUSIP Number)
Check the following box if a fee is being paid with this statement [] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.871926 10 1          13G                      PAGE 2 OF 4

1.   NAME OF REPORTING PERSON:  INTEL CORPORATION
     S.S.  or  I.R.S.  IDENTIFICATION NO. OF ABOVE  PERSON:   94-
     1672743

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[]
                                                            (b)[]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

                5.   SOLE VOTING POWER
  NUMBER OF          2,004,292
    SHARES      6.   SHARED VOTING POWER
 BENEFICIALLY        0
OWNED BY EACH   7.   SOLE DISPOSITIVE POWER
  REPORTING          2,004,292
 PERSON WITH    8.   SHARED DISPOSITIVE POWER
                     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  2,004,292

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                  []

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     8.0%

12.  TYPE OF REPORTING PERSON
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 871926 10 1         13G                      PAGE 3 OF 4

Item 1.  (a)   Name of Issuer:  SystemSoft Corporation
         (b)   Address of Issuer's Principal Executive Offices:
               2 Vision Drive
               Natick, MA 01760

Item 2.  (a)   Name of Person Filing:  Intel Corporation
         (b)   Address of Principal Business Office or, if None,
               Residence:
               2200 Mission College Blvd.
               Santa Clara, CA  95052
         (c)   Citizenship:  Delaware
         (d)   Title of Class of Securities:  Common Stock ($.01
               par value)
         (e)   CUSIP Number:  871926 10 1

Item 3.  Inapplicable

Item 4.  Ownership
         (a)   Amount beneficially owned:  2,004,292
         (b)   Percent  of  class:   8.0% (based  on  24,956,913
               shares outstanding as of 12/19/96)
         (c)   Number of shares as to which such person has:
               (i)    Sole  power  to vote or to direct  to  the
                      vote:  2,004,292
               (ii)   Shared  power  to vote or  to  direct  the
                      vote:  0
               (iii) Sole power to dispose or to direct the disposition of: 2,004,292
               (iv)   Shared  power to dispose or to direct  the
                      disposition of:  0

Item 5.  Inapplicable

Item 6.  Inapplicable

Item 7.  Inapplicable

Item 8.  Inapplicable

Item 9.  Inapplicable

Item 10. Inapplicable

CUSIP NO. 871926 10 1         13G                      PAGE 4 OF 4


                             SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 6, 1997
                                            Date

                                  /s/F. Thomas Dunlap, Jr.
                                          Signature

                                    F. Thomas Dunlap, Jr.
                                   Vice President, General
                                    Counsel and Secretary
                                         Name/Title